November 28, 2025

Re:         Lanvin Group Holdings Limited

Form 20-F Filed on April 30, 2025

File No. 001-41569

Confidential

Ms. Stephany Yang

Ms. Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Lanvin Group Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 10, 2025 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”).

The Company respectfully submits that it will reflect the revisions described below in its future Annual Reports on Form 20-F. For ease of review, we have repeated the Staff’s comments below in bold, followed by the Company’s responses.

Form 20-F filed April 30, 2025

Item 3. Key Information — Risk Factors

We qualify as an “emerging growth company” …, page 44

1. We note you disclose that you qualify as an emerging growth company (“EGC”) and have elected not to opt out of the extended transition period for complying with new or revised accounting standards. Please be advised that the EGC accounting deferral election is not applicable to IFRS filers and revise your disclosures accordingly in future filings.

The Company respectfully acknowledges the Staff’s comment. The Company, as an EGC, prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and, as an IFRS filer, is not eligible to elect the extended transition period for complying with new or revised accounting standards available to certain EGCs.

The Company respectfully submits that it will revise the risk factor disclosure in Item 3 of its future Annual Reports on Form 20-F to remove the statement that the Company has elected not to opt out of the extended transition period.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 131

2. Please revise future filings to indicate the framework used by management to evaluate the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

The Company respectfully submits that it will revise the disclosure under Item 15 of its future Annual Reports on Form 20-F to state that management evaluates the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

If you have any questions regarding this letter, please contact Howie Farn of Freshfields at Howie.Farn@freshfields.com.

Thank you again for your time and attention.

Yours sincerely,
/s/Freshfields
Freshfields

cc:	Zhen Huang, Chairman
Andy Lew, Executive President
Ray Han, Chief Financial Officer
Benjamin Dornic, General Counsel
Lanvin Group Holdings Limited